UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 4, 2020 (November 25, 2020)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series A Preferred Stock

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

Second Closing of Private Placement

On November 25, 2020, the Company filed a Form 1-U that reflected the initial closing of a “best efforts” private placement, which occurred on November 23, 2020, to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act) (the “Private Placement”) pursuant to which it raised a total of $1 million in new capital and cancelled outstanding indebtedness and accrued interest thereon of $1,885,000 through the sale of 2,575,892 shares (each a “Share” and, collectively, the “Shares”) of its Series B Convertible Preferred Stock at an offering price of $1.12 per Share, with accompanying five year warrants (the “Warrants”) to purchase an aggregate of 643,973 shares of Common Stock at an exercise price of $1.12 per share of Common Stock (with coverage being at a rate of 25%) (the “Initial Closing”). Of the total number of securities sold, 1,683,035 of the Shares along with Warrants to purchase 420,759 shares of Common Stock were issued in exchange for $1,600,000 in principal amount of, and $285,000 in accrued but unpaid interest in, convertible notes and 892,857 of the Shares along with Warrants to purchase 223,214 shares of Common Stock were sold for an aggregate amount of $1,000,000.

On November 25, 2020, the Company completed a second closing of the Private Placement (the “Second Closing”) pursuant to which it raised an additional $2 million in new capital through the sale of 1,785,714 Shares at an offering price of $1.12 per Share, with accompanying Warrants to purchase an aggregate of 446,429 shares of Common Stock at an exercise price of $1.12 per share of Common Stock (with coverage being at a rate of 25%).

Under the terms of the Private Placement, the Company is required to redeem the Series B Convertible Preferred Stock on the last day of the 42nd month following the initial issuance of Series B Convertible Preferred Stock. Each Share is convertible at any time at the holder’s option into one (1) share of Common Stock (subject to customary anti-dilution adjustments). Each Share will automatically convert upon the consummation by the Company of a qualified offering in which the Company raises at least $20 million.

An SEC registered and FINRA member broker-dealer acted as placement agent with respect to the Second Closing and will receive a cash fee equal to 6% of the capital raised in the Private Placement from new investors. The broker-dealer will not receive any compensation with respect to securities issued upon conversion of the convertible notes.

Among the total number of securities offered and sold in the Private Placement, 3,468,749 of the Shares along with Warrants to purchase 867,188 shares of Common Stock were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were sold pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act and Regulation D, Rule 506(b) promulgated thereunder. The other 892,857 of the Shares along with Warrants to purchase 223,214 shares of Common Stock, which were issued in cancellation of convertible notes during the Initial Closing, were not registered under the Securities Act, and were sold pursuant to an exemption from registration provided under Section 3(a)(9) of the Securities Act of 1933.

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation [Incorporated by reference to the Form 1-U of Remembrance Group, Inc. filed by the Company with the Securities and Exchange Commission on November 25, 2020]
4.1*	Form of Warrant
6.1*	Form of Subscription Agreement for Series B Preferred Stock
6.2*	Form of Conversion Agreement

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 4, 2020	REMEMBRANCE GROUP, INC.

	By:	/s/ Dennis L. Smith
Dennis L. Smith
Chief Executive Officer

2